

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2011

Via Fax & U.S. Mail

Mr. Niels M. Johnsen
Chairman and Chief Executive Officer
International Shipholding Corporation
11 North Water Street
Suite 18290
Mobile, Alabama 36602

> **Re:** **International Shipholding Corporation**
> **Form 10-K for the year ended December 31, 2010**
> **Filed March 14, 2011**
> **File No. 1-10852**

Dear Mr. Johnsen:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Business, page 2

1. We note your disclosure on page 3 that your "estimates and assumptions involve risks and uncertainties and are subject to change based on various factors, including those discussed immediately below in Item 1A of this annual report." In your future filings, please revise to clarify that you have discussed all known material risks.

Risk Factors, page 4

We cannot assure that we will be able to comply, page 4

2. Please describe to us, and revise your future filings to disclose, those covenant breaches that could arise in the near future, in each case quantifying the limits set by the covenants and the company's current position in relation thereto. Please also revise this risk factor to specifically address the impact of such a breach, including on your ability to pay dividends.

Other Risks, page 5

We face other risks, page 5

3. The company should disclose all known material risks. In that regard, please remove this risk factor in your future filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 8

4. We note your section on critical accounting policies. It appears that most items included are a mere repetition of your Significant Accounting Policies section. Pursuant to FR-60, this section is intended to focus on the sensitivity aspects of your critical accounting policies, that is, the likelihood that materially different amounts would be reported under different conditions or assumptions. In making disclosures under FR-60, registrants need not repeat information that is already included in the financial statements or other sections of the filing. In this regard, please revise your critical accounting policy section in future filings accordingly.

Depreciation, page 8

5. In light of the fact that property, plant and equipment represents 63% and 42% of total assets as of December 31, 2010 and 2009, respectively, and the significance of the change in estimate of useful lives of your US flag coal carrier and certain rail terminal leasehold improvements, which effectively resulted in an increase to fiscal 2010 net

income of $4.6 million or $.63 per share, please tell us and expand your critical accounting policy for depreciation to discuss in greater detail of the process for which you determine the appropriate useful lives of property, plant and equipment, including but not limited to, those that are subject to contract renewal terms, such as leasehold improvements. Your response and revise disclosure should also address the frequency and timing of when depreciation estimates and amortization periods are reviewed and updated for events or changes in circumstances, such as contract extensions, that may result in a change in estimate of the remaining useful life of a long-lived asset.

Impairment of Long-Lived Assets, page 8

6. We note from your critical accounting policy that you review the carrying amount of your vessels for possible impairment when events and circumstances indicate that the carrying value of a particular vessel may not be recoverable and that the carrying values of your vessel may not represent their fair market value at any point in time because the market prices of vessels tend to fluctuate with changes in charter rates, second hand vessel sales and the cost of newbuildings. We also note from your risk factor on page 4 that declining values of your vessels could adversely affect your liquidity, result in breach of loan covenants or trigger events of default under relevant financing agreements. In this regard, we believe you should provide added disclosure within MD&A in the form of a table listing your owned vessels and indicating whether their estimated market value is above or below their carrying value. For those vessels whose market value is below their carrying value, please provide additional disclosure of the aggregate market value and aggregate book value of such vessels. Such information can be provided in narrative form. The additional disclosure will provide investors with an indication of the estimated magnitude of the potential aggregate impairment charge related to these vessels as of December 31, 2010, if you decided to sell all such vessel, and is consistent with the requirements Item 303 of Regulation S-K with respect to the discussion of known uncertainties. As part of your next response, please provide us with your planned disclosure. We may have further comment upon receipt of your response.

7. Furthermore, we note from your historical results and the disclosure of certain adverse factors disclosed in your filing appear to suggest impairment indicators may be present. In this regard, please explain to us how the following negative operating trends and adverse factors (see bullet points below) were considered in determining whether an impairment of long-lived assets existed at December 31, 2010 and at each reporting date during fiscal 2010. As part of your response, please tell us whether you performed an impairment analysis and if so, please tell us whether any of the assumptions used in your future cash flows analysis (i.e. future charter rates, ship operating expenses, and the estimated remaining useful lives of the vessels) were contradictory to current operating trends and explain why. If no impairment analysis was performed, please tell us why you believe one was not required. Assuming a satisfactory response, we believe you should significantly expand your critical accounting policy to provide more insight to include such factors as how you arrived at the estimate, how accurate the estimate/assumption has

been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. Since critical accounting estimates and assumptions are based on matters that are highly uncertain, a company should analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Companies should provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors. We may have further comment upon reviewing your response.

- Market capitalization of the Company represents approximately one half of net book value at December 31, 2010.
- Fiscal 2010 revenues decreased by 23%, operating income by 55%, and net income by 64%.
- As indicated in the first Risk Factor, beginning in 2008, revenues and gross voyage profits benefited from significant increases in the volume of supplemental cargos carried by your vessels. These supplemental cargoes peaked during the fourth quarter of 2009, and have decreased every quarter since then to levels comparable to 2008. If your supplemental cargo volumes continue to decrease, your revenues and gross voyage profits will be negatively impacted.
- You may not be able to renew the three contracts you have with MSC that are currently scheduled to end in March and May 2011, which accounted for 11.9% of your 2010 revenue.
- You are currently evaluating several alternatives designed to alleviate potential covenant breaches that you project could otherwise arise in the near future based on current operating trends.
- The average age of the vessels you own or lease is approximately 12 years, including the average age of your owned and leased Pure Car/Truck Carrier Fleet, which is approximately 10 years. You indicate in Risk Factors that capital expenditures and other costs necessary for maintaining a vessel in good operating condition increase and become more difficult to estimate with accuracy as the age of the vessel increases. Moreover, customers generally prefer modern vessels to older vessels, which places the older vessels at a competitive disadvantage, especially in weak markets. In order to make alterations or add equipment to modernize your vessels, you may be required to take them out of service, thereby reducing your revenues.

Executive Overview
2010 Consolidated Financial Performance, page 9

8. We note that the first item analyzed in this section is "Adjusted Net Income." We also note that you begin your discussion of the results of operations for year ended December 31, 2010 compared to year ended December 31, 2009, with adjusted gross profit. Please note that Item 10(e) of Regulation S-K requires that GAAP measures be presented with

equal or greater prominence than non-GAAP measures. In this regard, any discussion of non-GAAP results should not precede your discussion of GAAP results. In future filings, please revise to move your presentation and discussion of non-GAAP financial measures such that it follows your discussion of GAAP results within your MD&A.

Liquidity and Capital Resources
Contractual Obligations

9. We note that reflected in the table under "Vessel Commitments" is your obligation to repurchase two vessels that you formally owned and leased under two separate sale and leaseback arrangements. On January 3, 2011 and January 13, 2011, respectively, you exercised early buy options on both vessels. Based on the terms of the existing lease agreements, the total of the early buy out prices for both vessels is expected to be about $64.5 million, payable in July 2011. You indicate that you are currently evaluating your options to finance the acquisitions. In light of the materiality of the amounts involved and due in 2011, please advise us and include added disclosure beginning with your next Form 10-Q to discuss the impact to your liquidity and financial condition if you are unable to secure the necessary financing.

10. We also note that the contractual obligations table does not include your approximate $17 million obligation to the Alabama State Port Authority related to the terminal upgrades in Mobile, Alabama, to be paid by you over the ten-year terminal lease. This long-term obligation, reported in other long-term liabilities, will be met by the usage fees paid by your Rail Ferry vessels in the Mobile port. The table further excludes (i) contingent equity contributions that may be payable to Dry Bulk under the circumstances described under "Liquidity and Capital Resources – Bulk Carriers" and (ii) contributions that you expect to make to your pension plan in 2011. With the exception of the contingent contributions (as you deem it likely and not probable that you will pay them), we are unclear why these obligations are not reflected in the table. Supplementally advise us of the reasons, and revise your disclosure in future filings accordingly.

Debt Covenants, page 11

11. Please describe to us, and revise your future filings to disclose, each of the financial covenants contained in your credit agreements. Please also disclose whether you are in compliance with these covenants, and for those covenants for which you are at risk of breach, please quantify the company's position as compared to the covenant.

Consolidated Statements of Income, page F-3

12. We note your presentation of "gross voyage profit" on the face of your statements of income. We do not believe such presentation as well as the presentation of any subtotal

before deducting general and administrative expenses or losses/gains on the sale of assets is appropriate in light of the nature of your business. Furthermore, it does not appear that such measure is widely used by other shipping companies such as those identified as your peer group on page 6. In this regard, please revise future filings to remove the presentation of "gross voyage profit" from the face of your income statement. Note that we do not object to the presentation of such measure within your segment disclosure or MD&A, provided however that you analyze operating income in a more prominent fashion.

Note V. Impairment of Long Lived Assets, page F-14

13. We note you recognized impairment charges of $25.4 million and $2.9 million related to your long-lived assets during the fiscal years ended December 31, 2010 and 2009, respectively, and that you indicate level 2 inputs were used to estimate fair value of the assets. In this regard, please revise your fair value measurements footnote in future filings beginning with your next Form 10-Q to include the disclosure requirements of ASC 820-10-50-5 and 820-10-50-2e.

Form 8-K filed on 3/31/2011

14. We note that on March 25, 2011, Cape Holding, Ltd., an indirect wholly-owned subsidiary of International Shipholding and DryLog Ltd. completed a non-monetary transaction that restructured their respective 50% interests in Dry Bulk Cape Holding Inc. (DBCH) which effectively increased Cape Holding Ltd's stake in DBCH from 50% to 100% and transferred the ownership of two former DBCH subsidiaries holding one Cape Size vessel and one shipbuilding contract to DrylLog Ltd. We also note that previously you accounted for your non-controlling interest in DBCH under the equity method and as a result of the transaction, DBCH will be included in your consolidated financial results. In this regard, please explain to us how you have accounted for the non-monetary transaction within your financial statements and provide us with your calculation of the gain of approximately $18 million to consolidated net income. Include as part of your response, the authoritative guidance you relied upon in determining the appropriate accounting treatment. We may have further comment upon reviewing your response.

Exhibits 31.1 and 31.2

15. We note that the language of your certifications required by Exchange Act Rule 13a-14(a) differs in several places from the language set out in Item 601(b)(31) of Regulation S-K. Please confirm that in future filings, you will revise the certifications language accordingly.

Other

16. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Jean Yu, at (202) 551-3306, if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Bryant with any other questions at (202) 551-3601.

Sincerely,

Linda Cvrkel
Branch Chief

Via Facsimile: Manuel G. Estrada
(504) 529-5745